Page 1 of 4 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment no. 12)

                               INTER PARFUMS, INC.
                               -------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------

                                   458334 10 9
                                  CUSIP NUMBER

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contained information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 4 Pages

CUSIP No. 458334 10 9

1.       Names of Reporting Persons
         S.S. or I.R.S. Identification Nos. of Above Persons

         Jean Madar

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) /  /
         (b) /  /

3. SEC Use Only

4. Citizenship or Place of Organization

         France

                           5. Sole Voting Power
                                    -0-
Number of Shares
                           6. Shared Voting Power
Beneficially                        6,673,483

Owned by Each              7. Sole Dispositive Power
                                    6,673,483
Reporting Person

With                       8. Shared Dispositive Power
                                    -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person
                           6,673,483

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions) /   /

11. Percent of Class Represented by Amount in Row 9
                           34.0%

12. Type of Reporting Person (See Instructions)

                           IN
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                                                               Page 3 of 4 Pages

ITEM 1(A):  NAME OF ISSUER:  Inter Parfums, Inc.

ITEM 1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         551 Fifth Avenue, New York, New York 10176

ITEM 2(A):  NAME OF PERSON FILING:  Jean Madar

ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        c/o Inter Parfums, 4, Rond Point Des Champs Elysees, 75008 Paris, France

ITEM 2(C):  CITIZENSHIP:  France

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

        Common Stock, $.001 par value per share

ITEM 2(E):  CUSIP NO.: 458334 10 9

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A: Inapplicable.

ITEM 4:  OWNERSHIP:

         (a) Amount Beneficially Owned:  6,673,483 shares of Common Stock(1)

         (b) Percent of Class: 34.0%(2)

         (c) Number of shares of which such person has:

                  (i) sole power to vote or to direct the vote:  -0-

                  (ii) shared power to vote or to direct the vote:  6,673,483(3)

----------
(1) Consists of 5,805,233 shares held directly and options to purchase 868,250 shares.

(2) Based upon 18,745,719 shares of common stock outstanding as of 22 January 2002.

(3) Jean Madar, the Chairman of the Board and Chief Executive Officer of Inter Parfums, Inc. (the "Company"), Philippe Benacin, the Vice Chairman of the Board and President of the Company, and LV Capital USA, Inc., an indirect subsidiary of LVMH Moet Hennessy Louis Vuitton, S.A., have entered into a Shareholders' Agreement dated 22 November 1999 relating to certain corporate governance issues, including the agreement ot vote for Jean Madar, Philippe Benacin and six
(6) nominees of Massrs. Madar and Benacin, and two (2) designees of LV Capital USA, Inc., as directors of the Company.

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                                                               Page 4 of 4 Pages

                  (iii) sole power to dispose or to direct the disposition of:
                        6,673,483

                  (iv) shared power to dispose or direct the disposition of: -0-

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  Inapplicable

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
         Inapplicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Inapplicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Inapplicable

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:  Inapplicable

ITEM 10:  CERTIFICATION:  Inapplicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 11 February 2002                     /s/ Jean Madar
                                            --------------
                                            Jean Madar




ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).